

News Release

Alexco Announces C$7.5 Million Flow-Through Equity Financing

June 4, 2018 – Alexco Resource Corp. (NYSE AMERICAN: AXU, TSX: AXR) ("Alexco" or the "Company") is pleased to announce that it has entered into an agreement with a syndicate of underwriters (the "Underwriters"), pursuant to which the Underwriters have agreed to purchase, on a bought deal basis 3,933,000 flow-through common shares (the "Flow-Through Shares") at a blended price of approximately C$1.90 per Flow-Through Share for aggregate gross proceeds of C$7,462,650 (the "Offering").

The issued securities are comprised of: (i) 966,500 flow-through shares with respect to "Canadian exploration expenses" priced at $2.05 per Flow-Through Share; (ii) 966,500 flow-through shares with respect to "Canadian exploration expenses" that also qualify as "flow-through mining expenditures" priced at $2.05 per Flow-Through Share; and (iii) 2,000,000 flow-through shares with respect to "Canadian development expenses" priced at $1.75 per Flow-Through Share.

Gross proceeds from the sale of the Flow-Through Shares will be used to fund a surface exploration program, continue the underground drilling program at the Bermingham deposit, and also continue development of the Flame & Moth decline at the Company's Keno Hill Silver project by incurring qualified expenditures.

The Underwriter will receive a cash commission on the sale of the securities, representing 6.0% of the gross proceeds raised.

The Flow-Through Shares to be issued under the Offering will be offered in accordance with the terms of a prospectus supplement to be filed in British Columbia, Alberta, Ontario, Saskatchewan and Manitoba.

Closing is expected on or about June 13, 2018 and is subject to regulatory approval including that of the Toronto Stock Exchange and NYSE American LLC.

This news release does not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of any of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful, including in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any securities laws of any state of the United States and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws or pursuant to an exemption from such registration requirements.

About Alexco

Alexco Resource Corp. holds the historical high grade Keno Hill Silver District located in Canada's Yukon Territory. Employing a unique business model, Alexco also provides mine-related environmental services, remediation technologies and reclamation and mine closure services to both government and industry clients through the Alexco Environmental Group, its wholly-owned environmental services division.

Head Office   T. 604 633 4888

Alexco Resource Corp.   F. 604 633 4887
Suite 1225, Two Bentall Centre, 555 Burrard Street, Box 216
Vancouver, BC V7X 1M9
Canada



Contact

Clynton R. Nauman, Executive Chairman and Chief Executive Officer
Lisa May, Director of Investor Relations
Phone: (778) 945-6577
Email: lmay@alexcoresource.com

Some statements ("forward-looking statements") in this news release contain forward-looking information concerning the Offering and the use of proceeds thereof, Alexco's anticipated results and developments in Alexco's operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future, made as of the date of this news release. Forward-looking statements may include, but are not limited to, statements with respect to the proposed Offering, anticipated closing of the Offering, potential exercise by the Underwriters of the over-allotment option, anticipated use of proceeds, future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, future mine construction and development activities, future mine operation and production, the timing of activities and reports, the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, among others, risks related to regulatory approval of the Offering; actual results and timing of exploration and development activities; actual results and timing of mining activities; actual results and timing of environmental services activities; actual results and timing of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of silver, gold, lead, zinc and other commodities; possible variations in mineable resources, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; First Nation rights and title; continued capitalization and commercial viability; global economic conditions; competition; and delays in obtaining governmental approvals or financing or in the completion of development activities. Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made. In making the forward-looking statements included in this news release, Alexco has applied several material assumptions, including, but not limited to, the assumption that regulatory approval of the Offering will be obtained in a timely manner; all conditions precedent to completion of the Offering will be fulfilled in a timely manner; Alexco will be able to raise additional capital as necessary, that the proposed exploration and development will proceed as planned, and that market fundamentals will result in sustained silver, gold, lead and zinc demand and prices. There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Alexco expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.